Exhibit 99.6

NICE Wins Two Customer Service Excellence Awards at CONAREC 2014

NICE was recognized at Brazilian Industry Event as a top analytics vendor by the country’s leading contact centers

São Paulo, September 17, 2014 – NICE Systems (NASDAQ: NICE) today announced that it is the winner of two Customer Service Excellence Awards – for Intelligent Analytics and Digital Recording – which it received at the 2014 National Congress of the Company-Customer Relations (CONAREC 2014) that took place September 9-10.

Award winners were selected based on a study conducted by Grupo Padrão (Brazilian Sector Overview Customer Relations 2014). This entailed interviews with Brazilian contact centers and contractors, across sectors such as banking, telecommunications, and utilities. Vendors were evaluated based on various criteria such as features, performance, technical support, scalability, and price.

Roberto Meir, Publisher and CEO of Grupo Padrão, organizer of CONAREC
“Delivering excellent customer service is a top priority across all sectors in Brazil. Yet, consumers are demanding more and more from their service providers – they want companies to engage with them on the channels they choose, and at the time and place that is most convenient to them. Our study pinpointed the challenges still facing organizations today and also gave us the opportunity to highlight the companies that have succeeded in delivering innovative solutions to help organizations exceed customer expectations.”

NICE’s broad portfolio of real-time analytics solutions includes Real-Time Speech Analytics, Real-Time Authentication, NICE Fizzback, and NICE Customer Engagement Analytics. The company recently introduced to the market its new NICE Engage Platform, a next-generation capture platform which allows organizations to incorporate real-time interaction data and analytics, at scale, into all of their service processes. The platform makes the use of real-time analytics practical by supporting up to tens of thousands of channels and delivering the relevant insights and guidance during the customer engagement.

Luiz Camargo, General Manager Southern Cone, NICE
“We are proud to have received these prestigious awards at the recent CONAREC event. This is further testament to the efficacy of our offering to help organizations meet the needs of the ‘now customer’ and deliver a consistent, exceptional customer experience across all interaction channels. Our position has been further enhanced by our launch at the conference of our NICE Engage Platform and new Interaction Analytics release. This will enable organizations to scale up their real-time analytics capabilities and transform customer experience.”

About CONAREC
CONAREC is Brazil’s largest event dedicated to customer relationship management (CRM) and customer experience management (CEM). Thousands of executives from the industry’s most prominent global and local organizations gathered to share innovative ideas and valuable best practices for improving their business operations.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Camargo, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.